UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

IntriCon Corporation

(Exact name of registrant as specified in its charter)

Pennsylvania	1-5005	23-1069060

(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

1260 Red Fox Road, Arden Hills, Minnesota	55112
(Address of principal executive offices)	(Zip Code)

Scott Longval	(651) 636-9770

(Name and telephone number, including area code, of the person to contact in connection with this report)

 Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period of January 1 to December 31, 2017.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of IntriCon Corporation (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for calendar year 2017.

Through the reasonable country of origin inquiry described in its Conflict Minerals Report, some suppliers disclosed to the Company that recycled or scrap sources of Conflict Minerals were identified in their supply chains and did not require due diligence. This determination is included in the conflict minerals information posted on the Company’s website.

A copy of the Company’s Conflict Minerals Report for calendar year 2017 is filed as Exhibit 1.01 to this Form SD, and is publicly available at http://investorrelations.intricon.com/sec.cfm . The content of any website referenced in this Form SD is included for general information only and are not incorporated by reference in this Form SD.

Item 1.02 Exhibits

As specified in Section 2, Item 2.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this report.

Section 2 – Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.01— Conflict Minerals Report of IntriCon Corporation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

IntriCon Corporation

By:	/s/ Scott Longval	Date:	May 31, 2018
Name:	Scott Longval
Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

1.01	Conflict Minerals Report of IntriCon Corporation

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